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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                          Kentucky Electric Steel, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    49/27B/00
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Charles E. Cheever, III
                              65 Comstock Hill Road
                           Norwalk, Connecticut 06850
                            Telephone: (203) 847-4839
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
--------------------------------------------------------------------------------
                                November 18, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 49/2/7B/00


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                  Charles E. Cheever, III
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         574,150

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         574,150

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     574,150

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

This Amendment No. 2 to the Schedule 13D relating to shares of common stock, par value $.01 per share of Kentucky Electric Steel, Inc. is being filed by Charles
E. Cheever, III to report an increase in beneficial ownership of the common stock of Kentucky Electric Steel, Inc. This statement amends Items 3 and 5 of the Schedule 13D dated October 25, 2002 and filed with the Securities and Exchange Commission on November 1, 2002 (the "Schedule 13D"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D as previously amended by Amendment No. 1 filed on November 15, 2002.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

         Mr. Cheever used personal funds in making his purchase of the shares of Common Stock. Mr. Cheever did not acquire beneficial ownership of any of the Common Stock with borrowed funds. The aggregate purchase price of the 574,150 shares of Common Stock was approximately $75,000.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date of this statement, Mr. Cheever beneficially owns 574,150 shares of Common Stock representing approximately 14.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act (based on 4,100,285 outstanding as reported by the Issuer in its Report on Form 10-Q for the quarterly period ended on June 29, 2002).

         (b) As of the date of this statement, Mr. Cheever has sole power to vote or direct the vote and dispose or direct the disposition of 574,150 shares of Common Stock.

         (c) During the sixty day period ended as of the date hereof, Mr. Cheever purchased, in open market transactions the following shares of Common
Stock:

                        Date        Number of Shares          Price Per Share*
                        ----        ----------------          ----------------
                    11/20/02                   5,600               $     0.16
                    11/19/02                     300               $     0.16
                    11/19/02                   8,000               $     0.17
                    11/18/02                   5,800               $     0.16
                    11/18/02                   5,500               $     0.15
                    11/15/02                     100               $     0.14
                    11/15/02                   5,000               $     0.16
                    11/15/02                   9,900               $     0.15
                    11/15/02                  20,000               $     0.16
                    11/14/02                   2,000               $     0.15
                    11/14/02                  35,500               $     0.16
                    11/12/02                  12,100               $     0.16
                    11/12/02                   6,500               $     0.15
                    11/11/02                  10,000               $     0.16
                     11/8/02                  58,900               $     0.16
                     11/8/02                   4,900               $     0.17
                     11/7/02                   5,100               $     0.16
                     11/6/02                  75,500               $     0.16
                     11/6/02                  21,700               $     0.17
                     11/6/02                  20,000               $     0.18
                    10/28/02                  11,750               $     0.08
                    10/25/02                  60,000               $     0.08
                    10/25/02                  51,700               $     0.07
                    10/25/02                  32,350               $     0.07
                    10/25/02                   8,000               $     0.11
                    10/25/02                   5,000               $     0.10
                    10/23/02                   7,500               $     0.09
                    10/21/02                  17,400               $     0.10
                    10/21/02                  11,000               $     0.09
                    10/18/02                   5,000               $     0.10
                    10/18/02                   5,500               $     0.09
                    10/16/02                  21,850               $     0.10
                    10/16/02                  12,800               $     0.10
                    10/16/02                  11,900               $     0.09

          *  Price does not include commissions.

         (d) Not applicable.

         (e) Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 22, 2002

                                                /s/ Charles E. Cheever, III
                                                ----------------------------
                                                    Charles E. Cheever, III